Exhibit 99.1
Starfield Resources Announces Closing Of Private Placement

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Dec. 9, 2010 /CNW/ - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF)  ("Starfield" or the "Company") today announced it has closed its private placement offering led by M Partners Inc., as sole agent, announced on October 28, 2010 (the "Offering"). The Offering was oversubscribed, closing on $5,122,020.08 of gross proceeds.

The Offering consisted of $2,532,020.08 of flow-through units ("Flow-Through Units") at a price of $0.065 per Flow-Through Unit and $2,590,000.00 of common share units ("Share Units") at a price of $0.05 per Share Unit. Each Flow-Through Unit consisted of one flow-through common share and one half of one common share purchase warrant (the "Warrant"). Each Share Unit consisted of one common share and one half of one Warrant. Each whole Warrant will entitle the holder to purchase one additional common share of Starfield at a price of $0.10 for 24 months from the closing date. All securities issued under the Offering will be subject to a hold period of four months plus one day extending from the closing date of the Offering.

The Company intends to use the gross proceeds from the issuance of Flow-Through Units for exploration on its Ferguson Lake project that constitute Canadian exploration expenses for Canadian income tax purposes, including the advancement of its proprietary hydromet process. The net proceeds from the issuance of Share Units will be used for exploration purposes on its Stillwater and Moonlight projects, and for general working capital purposes.

In connection with the Offering, the Company paid a cash commission of 8% of the gross proceeds and issued compensation options totalling 8% of the number of Flow-Through Units and Common Share Units issued under the Offering.

M Partners and Gryphon Partners continue to act as strategic advisors to Starfield.  They have been engaged to undertake a review of the strategic alternatives available to the Company with the intention of identifying the strategic option most likely to maximize shareholder value.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

%CIK: 0001074795

For further information:
André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com
CO: Starfield Resources Inc.

CNW 13:17e 09-DEC-10